UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2024

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, in September 2023 Galmed Pharmaceuticals Ltd. (the “Company”) received a letter from the Nasdaq Listing Qualifications Staff indicating that, based upon the closing bid price of the Company’s ordinary shares for the previous 30 consecutive business days, the Company no longer met the requirement to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”) and was required to regain compliance with the Minimum Bid Price Requirement by March 18, 2024.

On March 19, 2024, the Company received a letter from Nasdaq notifying the Company that, while the Company has not regained compliance with the Minimum Bid Price Requirement, Nasdaq granted the Company an additional 180 calendar day period, or until September 16, 2024, to regain compliance. If at any time before September 16, 2024, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, the Company should be able to regain compliance with the Minimum Bid Price Requirement. If the Company does not regain compliance within the allotted compliance period, Nasdaq staff will provide notice that the Company’s ordinary shares will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: March 19, 2024	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer